Exhibit 99.1

Departure of an Independent Director

SHANGHAI, September 29, 2020 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced that on September 29, 2020, Mr. Lijun Lin informed the board of directors of the Company his decision to resign from the board with immediate effect due to personal reasons. The resignation of Mr. Lin did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company takes this opportunity to express its appreciation to Mr. Lin for his service to the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Yintech’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Yintech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young

Phone: +86 21 2028 9009 ext 8270

E-mail: ir@yintech.cn